Exhibit 99.2

C3IS INC. 331 KIFISSIAS AVE. 14561 ATHENS, GREECE SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET—www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE—1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V62907-S09891 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY C3IS INC. The Board of Directors recommends you vote FOR the following proposal: For Against Abstain 1. Approval of one or more amendments to the C3is Inc. Restated Articles of Incorporation, as amended, to effect one or more reverse stock splits of the Company’s issued and outstanding common stock, at a ratio of not less than one-for-two and not more than one-for-1,000 and in the aggregate of not more than one-for-1,000, inclusive, with the exact ratio to be determined by the Company’s Board of Directors in its discretion; provided each such reverse stock split is effected within three years of such approval. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice and Proxy Statement and Proxy Card are available at www.proxyvote.com. V62908-S09891 C3IS INC. SPECIAL MEETING OF STOCKHOLDERS March 20, 2025, 11:00 a.m. Greek Local Time THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The stockholder(s) hereby appoint(s) Dr. Diamantis Andriotis and Nina Pyndiah, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock or Series A Convertible Preferred Stock of C3IS INC. that the stockholder(s) is/are entitled to vote at the Special Meeting of Stockholders to be held on Thursday, March 20, 2025 at 11:00 a.m. Greek local time, at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. CONTINUED AND TO BE SIGNED ON REVERSE SIDE